

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2008

David P. Yeager
Vice Chairman and Chief Executive Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, Illinois 60515

      Re: **Hub Group, Inc.**
              File Number: 000-27754
              Form 10-K for the fiscal year ended December 31, 2007
              and Schedule 14A filed March 26, 2007

Dear Mr. Yeager:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              John Stickel
                              Attorney-Advisor